NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire class of Common Stock (the 'Common Stock') of MicroFinancial Incorporated (the 'Company') from listing and registration on the Exchange at the opening of business on July 6, 2006, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Company had fallen below the Exchange's continued listing standards regarding average global market capitalization over a consecutive 30 trading day period of less than $75,000,000 and total stockholders' equity of less than $75,000,000. The Company was operating under a plan to address this non-compliance and recently informed the Exchange that it does not wish to proceed with quarterly monitoring as required under the Exchange plan process. Accordingly, the Company has informed the Exchange that it intends to move the listing of its Common Stock to the American Stock Exchange. 1. The Exchange's Listed Company Manual, Section 802.01B, state, in part, that the Exchange would normally give consideration to delisting a security of either a domestic or non-U.S. issuer when: Average global market capitalization over a consecutive 30 trading-day period is less than $75,000,000 and, at the same time, total stockholders' equity is less than $75,000,000. 2. The Exchange, on January 12, 2006, determined that the Common Stock should be suspended from trading before the opening of the trading session on January 17, 2006, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified verbally on January 9, 2006 and by letter on January 12, 2006. 3. Pursuant to the above authorization, a press release was issued on January 12, 2006, and an announcement was made on the 'ticker' of the Exchange at the opening of the trading session on January 13, 2006, and other various dates of the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange's website. Trading on the Exchange in the Common Stock was suspended before the opening of the trading session on January 17, 2006. 4. The Exchange, on January 11, 2006 received an email from the Company advising that it did not wish to have a hearing relative to the delisting of the Common Stock of the Company. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on January 17, 2006.